News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares 10% Increase in Dividend and Increases Dividend Payout Goal

TORONTO, January 28, 2003 – BMO Financial Group today increased its medium-term dividend payment goal to 35%-45% from 30%-40% of net income, underscoring BMO’s strong commitment to shareholder value.

The Board of Directors of the Bank of Montreal today declared an increase in the dividend paid to common shareholders by 10%, raising the quarterly dividend to 33 cents per share. This is the eleventh consecutive annual increase.

For the current quarter, the board also declared a dividend of 34.6875 cents a share on paid-up Class B Preferred Shares Series 3, a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of Bank of Montreal.

The dividend on the common shares is payable February 27 to shareholders of record on February 12. The dividends on the preferred shares are payable February 25 to shareholders of record on February 12.

Contacts:
Ian Blair, Toronto, (416) 867-3996
Lucie Gosselin, Montreal, (514) 877-1101

Internet:  www.bmo.com